iQIYI, Inc.

4/F, iQIYI Youth Center, Yoolee Plaza

No. 21, North Road of Workers’ Stadium

Chaoyang District, Beijing 100027

People’s Republic of China

October 10, 2023

VIA EDGAR

Ms. Rucha Pandit

Ms. Cara Wirth

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iQIYI, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on March 22, 2023

File No. 001-38431

Dear Ms. Pandit and Ms. Wirth,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 27, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on March 22, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on August 25, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 3

1.

We note your proposed disclosure in response to comment 3 and reissue in part. Please further revise your proposed structure chart and summaries of contractual arrangements to include the variable interest entities iQIYI Pictures and Intelligent Entertainment. In this regard, we note your proposed revised disclosure in response to comment 4 that you conduct your operations in mainland China through “the variable interest entities ..., namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment (emphasis added).”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 10, 2023

In response to the Staff’s comment, the Company undertakes to include the following revised diagram of its organizational structure as shown below in Item 3 in its future Form 20-F filings, subject to future updates to the organizational structure:

----	For details of contractual arrangements, see “—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.”
→	Equity interest.

Notes

(1)	The shareholders of Shanghai iQIYI are Dr. Yu Gong and Mr. Xiaohua Geng, our senior vice president, each holding 50% of equity interest.
(2)	The shareholder of Beijing iQIYI is Mr. Xiaohua Geng, holding 100% of equity interest.
(3)	The shareholder of Shanghai Zhong Yuan is Dr. Yu Gong, holding 100% of equity interest.
(4)	The shareholders of Intelligent Entertainment are Dr. Yu Gong and Mr. Xianghua Yang, our senior vice president, each holding 50% of equity interest.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 10, 2023

(5)	The shareholders of iQIYI Pictures are Dr. Yu Gong and Mr. Ning Ya, president of iQIYI Pictures, each holding 50% of equity interest.

In response to the Staff’s comment, the Company respectfully proposes to further revise the previously submitted referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

……

A series of contractual agreements, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, business cooperation agreement, commitment letter, shareholder voting rights trust agreement, exclusive technology consulting and services agreement, trademark license agreement, software usage license agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders. We ~~primarily~~ conduct our business in mainland China through Beijing iQIYI, Shanghai iQIYI, ~~and~~ Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment, the variable interest entities in mainland China, and their subsidiaries, based on a series of contractual arrangements by and among (i) Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan, respectively, and their respective shareholders, with Beijing QIYI Century and iQIYI, Inc.; and (ii) iQIYI Pictures and Intelligent Entertainment, respectively, and their respective shareholders, with Beijing iQIYI New Media Science and Technology Co., Ltd., or iQIYI New Media, and iQIYI, Inc. The following is a summary of the currently effective contractual arrangements among Beijing QIYI Century, Beijing iQIYI, Beijing iQIYI’s shareholder and iQIYI, Inc.:

(i) a loan agreement, pursuant to which, our wholly-owned mainland China subsidiary, Beijing QIYI Century, made loans to the shareholder of Beijing iQIYI for the acquisition and capitalization of Beijing iQIYI, with the condition that such shareholder can only repay the loans by the sale of all the equity interest in Beijing iQIYI owned by such shareholder to iQIYI, Inc. insofar as permitted under PRC law and pay all of the proceeds from sale of such equity interests to iQIYI, Inc.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 10, 2023

(ii) a share pledge agreement, pursuant to which, the shareholder of Beijing iQIYI pledged all equity interest in Beijing iQIYI owned by such shareholder to Beijing QIYI Century to guarantee the shareholder’s and Beijing iQIYI’s performance of obligations under the exclusive technology consulting and services agreement and the loan agreement, and the shareholder agreed not to dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests during the term of the share pledge agreement.

(iii) an exclusive purchase option agreement, pursuant to which, the shareholder of Beijing iQIYI irrevocably granted iQIYI, Inc. or its designee an exclusive option to purchase at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Beijing iQIYI.

(iv) a business operation agreement, pursuant to which, Beijing QIYI Century agreed to provide Beijing iQIYI with performance guarantees with respect to any contracts, agreements and transactions Beijing iQIYI entered into in connection with its business, and Beijing iQIYI agreed to offer all its account receivables and assets as collateral.

(v) a business cooperation agreement, pursuant to which, Beijing iQIYI agreed to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business, and Beijing QIYI Century agreed to pay specified service fees to Beijing iQIYI as consideration for such services. Beijing iQIYI has the right to waive the service fees.

(vi) a commitment letter, pursuant to which, under the condition that Beijing iQIYI remains as an entity of which the financial statements are consolidated by iQIYI, Inc. and Beijing QIYI Century under U.S. GAAP and the relevant contractual arrangements remain in effect, iQIYI, Inc. and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by relevant laws.

(vii) a shareholder voting rights trust agreement, pursuant to which, the shareholder of Beijing iQIYI agreed to irrevocably entrust a person designated by Beijing QIYI Century to represent the shareholder to exercise all the voting rights and other shareholders’ rights to which such shareholder is entitled.

(viii) an exclusive technology consulting and services agreement, pursuant to which, Beijing QIYI Century has the sole and exclusive right to provide specified technology consulting and services to Beijing iQIYI, and Beijing iQIYI agreed to accept such services and pay specified service fees to Beijing QIYI Century. Beijing iQIYI also agreed not to accept the same or similar technology consulting and services provided by any third-party during the term of the agreement without the prior written consent of Beijing QIYI Century.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 10, 2023

(ix) a trademark license agreement, pursuant to which, Beijing QIYI Century exclusively granted Beijing iQIYI trademark licenses to use the trademarks held by Beijing QIYI Century in specified areas for specified usage fees.

(x) a software usage license agreement, pursuant to which, Beijing QIYI Century granted Beijing iQIYI non-exclusive rights to use specified software in mainland China, and Beijing iQIYI agreed to pay specified usage fees to Beijing QIYI Century and not to sublicense such software usage rights.

(xi) a power of attorney, whereby Beijing QIYI Century granted iQIYI, Inc. irrevocable power of attorney under the relevant shareholder voting rights trust agreement, and as such, iQIYI, Inc. may exercise all shareholder rights during the term of the shareholder voting rights trust agreement and may transfer such rights to a designated third-party without written notice to Beijing QIYI Century.

(xii) a spousal consent letter, whereby the signing spouse committed not to impose any adverse assertions upon the validity of the agreements described above based on the existence or termination of the marital relationship with the relevant shareholder, or exert any impediment or adverse influence over the relevant shareholder’s performance of any contractual arrangement or claim rights on Beijing iQIYI.

The terms of the contractual arrangements by and among (i) Shanghai iQIYI and Shanghai Zhong Yuan, respectively, and their respective shareholders, with Beijing QIYI Century and iQIYI, Inc.; and (ii) iQIYI Pictures and Intelligent Entertainment, respectively, and their respective shareholders, with iQIYI New Media and iQIYI, Inc. are substantially the same as the contractual arrangements discussed above.

For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.” Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. Despite the lack of ~~legal majority~~ equity ownership, our Cayman Island holding company, iQIYI, Inc., is considered the primary beneficiary of the variable interest entities and consolidates the variable interest entities and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. ~~For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.”~~ Neither iQIYI, Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 10, 2023

In addition, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown in double underlines):

“Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders

……

The contractual arrangements by and among iQIYI, Inc., Beijing QIYI Century, Shanghai iQIYI, and the shareholders of Shanghai iQIYI, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, commitment letter, shareholder voting rights trust agreement, spousal consent letter and exclusive technology consulting and services agreement, are substantially the same as the corresponding contractual arrangements discussed above. The relevant loan agreements, exclusive purchase option agreement, business operation agreement and exclusive technology consulting and services agreement were extended by Beijing QIYI Century and iQIYI, Inc. before their respective expiration dates to October 25, 2033, and can be further renewed at the discretion of Beijing QIYI Century and iQIYI, Inc.

The contractual arrangements by and among iQIYI, Inc., Beijing QIYI Century, Shanghai Zhong Yuan, and the shareholder of Shanghai Zhong Yuan, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, commitment letter, shareholder voting rights trust agreement, spousal consent letter and exclusive technology consulting and services agreement, are substantially the same as the corresponding contractual arrangements discussed above. The relevant loan agreement, exclusive purchase option agreement, business operation agreement and exclusive technology consulting and services agreement were extended by Beijing QIYI Century and iQIYI, Inc. before their respective expiration dates to January 14, 2034, and can be further renewed at the discretion of Beijing QIYI Century and iQIYI, Inc.

The contractual arrangements by and among iQIYI, Inc., iQIYI New Media, Intelligent Entertainment, and the shareholders of Intelligent Entertainment, including loan agreements, share pledge agreements, exclusive purchase option agreement, exclusive management consulting and business cooperation agreement, commitment letter, power of attorney and spousal consent letters, are substantially the same as the corresponding contractual arrangements discussed above.

The contractual arrangements by and among iQIYI, Inc., iQIYI New Media, iQIYI Pictures, and the shareholders of iQIYI Pictures, including loan agreements, share pledge agreements, exclusive purchase option agreement, exclusive management consulting and business cooperation agreement, commitment letters, power of attorney and spousal consent letter, are substantially the same as the corresponding contractual arrangements discussed above.”

*  *  *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10-6267-7171 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21-6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Jun Wang
Jun Wang
Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

King Li, Partner, Ernst & Young Hua Ming LLP